Helen W. Brown phone:(901) 543-5918 fax:(888) 789-4123 e-mail:hwbrown@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900
July 22, 2013
Ms. Cindy Rose, Esq.
Division of Investment Management, Examiner
U.S. Securities & Exchange Commission
Mailstop 4710
100 F Street, NE
Washington, DC 20549-4720

Re:    Review of Annual Report on Form 10-K for the year ended December 31, 2012

On behalf of Triangle Capital Corporation (“Triangle” or the “Company”), and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 17, 2013 (the “Comments”) relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Annual Report”) under the Exchange Act of 1934 (the “Exchange Act”) filed via EDGAR on March 6, 2013, we submit this letter containing the Company's responses to the Staff's Comments. For your convenience, we have set forth below the Staff's comment followed by its response.

1.
Comment: In future filings, please undertake to disclose to the nearest hundredth of one percent the percentages reported for the (1) ratio of total operating expenses to average net assets, (2) ratio of net investment income to average net assets, (3) portfolio turnover ratio and (4) total return. These numbers appear on page F-37 of the 2012 Annual Report.

Response: In response to the Staff's comment, the Company undertakes in future filings to disclose to the nearest hundredth of one percent the percentages reported for the ratios referenced above.

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In responding to the Staff's comments, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (901) 543-5918 if you have any questions or further comments.

Sincerely,
/s/ Helen W. Brown
Helen W. Brown

CC: Steven Lilly
Garland Tucker